UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Isleworth Healthcare Acquisition Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

46468P 102

(CUSIP Number)

Robert Whitehead, Manager

Isleworth Healthcare Sponsor I, LLC

970 Lake Carillon Drive, Feather Sound

Suite 300

St. Petersburg, Florida 33716

(727) 245-0146

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46468P 102	SCHEDULE 13D	Page 1 of 6 Pages

1	NAME OF REPORTING PERSONS Isleworth Healthcare Sponsor I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,067,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,067,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,067,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.3%
14	TYPE OF REPORTING PERSON OO

(1)

Consists of shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”). These securities are held directly by Isleworth Healthcare Sponsor I, LLC (the “Sponsor”) and indirectly by Robert Whitehead, who is the manager of the Sponsor and the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Whitehead and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

CUSIP No. 46468P 102	SCHEDULE 13D	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS Robert Whitehead
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 5,067,000 (1)
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 5,067,000 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 5,067,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5(a)) 19.3%
14	TYPE OF REPORTING PERSON IN

(1)

Consists of shares of the Issuer’s common stock, $0.0001 par value (“Common Stock”). These securities are held directly by Isleworth Healthcare Sponsor I, LLC (the “Sponsor”) and indirectly by Robert Whitehead, who is the manager of the Sponsor and the Chief Executive Officer and a director of the Issuer. Certain of the Issuer’s other officers and directors hold economic interests in the Sponsor and pecuniary interests in certain of the securities held by the Sponsor. Each of Mr. Whitehead and such other officers and directors disclaims beneficial ownership of such securities except to the extent of his or her pecuniary interest therein.

CUSIP No. 46468P 102	SCHEDULE 13D	Page 3 of 6 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of Isleworth Healthcare Acquisition Corp., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 970 Lake Carillon Drive, Feather Sound, Suite 300, St. Petersburg, Florida 33716.

Item 2.	Identity and Background.

(a) This Schedule 13D is filed by Isleworth Healthcare Sponsor I, LLC (the “Sponsor”) and Robert Whitehead (together, the “Reporting Persons”).

(b) The principal business address of the Reporting Persons is 970 Lake Carillon Drive, Feather Sound, Suite 300, St. Petersburg, Florida 33716.

(c) The Sponsor’s sole business is to act as the Issuer’s sponsor in connection with the Issuer’s initial public offering (the “IPO”). Mr. Whitehead is the sole manager of the Sponsor and the Chief Executive Officer and a director of the Issuer.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding violation with respect to such laws.

(f) The Sponsor is a Delaware limited liability company. Mr. Whitehead is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

Funds for the purchase of securities reported herein were derived from available working capital of the Sponsor. The Reporting Person paid the Issuer $25,000 for the Founder Shares (as defined in Item 4) and $6,140,000 for the Private Warrants (as defined in Item 4).

Item 4.	Purpose of Transaction.

Founder Shares

Pursuant to the terms of the Subscription Agreement for Founder Shares, dated December 29, 2020 (the “Founder Shares Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 5,175,000 shares (adjusted to reflect a 1.2- for-1 stock dividend by the Issuer on February 24, 2021) (“Founder Shares”) of Common Stock of the Issuer for an aggregate purchase price of $25,000 in cash, or approximately $0.006 per share. The Sponsor subsequently transferred 108,000 Founder Shares (adjusted to reflect a 1.2- for-1 stock dividend by the Issuer on February 24, 2021) to three of the Issuer’s director nominees, such that the Reporting Person owned 5,067,000 Founder Shares.

CUSIP No. 46468P 102	SCHEDULE 13D	Page 4 of 6 Pages

Private Warrants

On March 1, 2021, the Issuer completed the IPO of 18,000,000 units (“Units”), and on March 2, 2021 the Issuer completed the issuance of 2,700,000 Units as a result of the underwriters’ exercise in full of their over-allotment option. Each Unit consists of one share of Common Stock and one-half of one redeemable warrant (“Public Warrants”), each whole Public Warrant entitling the holder thereof to purchase one share of Common Stock at an exercise price of $11.50 per share, subject to adjustment. Simultaneously with the consummation of the IPO, pursuant to the Private Placement Warrants Subscription Agreement, dated as of February 24, 2021 (the “Private Warrant Subscription Agreement”), between the Sponsor and the Issuer, the Sponsor purchased 6,140,000 warrants (“Private Warrants”) for an aggregate price of $6,140,000 in a private placement.

The Private Warrants are identical to the Public Warrants, except that if held by the initial purchasers or any of their permitted transferees, the Private Warrants (i) may be exercised on a cashless basis and (ii) are not subject to redemption. If the Private Warrants are held by holders other than the initial purchasers or their permitted transferees, then the Private Warrants will be redeemable by the Issuer and exercisable by the holders on the same basis as the Public Warrants. In addition, the Private Warrants are, subject to certain limited exceptions, subject to transfer restrictions until after the completion of the Issuer’s initial Business Combination (as defined below).

Working Capital Loans

The Reporting Person or the Issuer’s officers, directors or initial stockholders, or their respective affiliates, may, but are not obligated to, loan the Issuer funds, from time to time or at any time, in whatever amount they deem reasonable in their sole discretion. Each loan would be evidenced by a promissory note. The notes would either be paid upon consummation of the Issuer’s initial Business Combination, without interest, or, at the holder’s discretion, up to $1,500,000 of the notes may be converted into warrants at a price of $1.00 per warrant (“Working Capital Warrants”). The Working Capital Warrants, if any, would be identical to the Private Warrants. The terms of such loans, if any, have not been determined.

Warrant Agreement

The Warrants are governed by the terms of the Warrant Agreement, dated as of February 24, 2021 (the “Warrant Agreement”), between the Issuer and Continental Stock Transfer & Trust Company (“Continental”), as warrant agent. Each Warrant entitles the registered holder to purchase one share of Common Stock at a price of $11.50 per share, subject to adjustment as described therein, at any time commencing on the later of: (i) 30 days after the consummation by the Issuer of a merger, capital stock exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities (“Business Combination”), or (ii) March 1, 2022, and terminating at 5:00 p.m., New York City time on the earlier to occur of: (x) five years from the consummation of a Business Combination, (y) the date the Issuer elects to redeem all Warrants subject to redemption and (z) the liquidation of the Issuer.

Registration Rights

Pursuant to the Registration Rights Agreement, dated as of February 24, 2021 (the “Registration Rights Agreement”), among the Issuer, the Sponsor and certain other security holders, the holders of the Founder Shares, the Private Warrants (and underlying securities) and any Working Capital Warrants (and underlying securities), including any securities of the Issuer issued as a dividend or other distribution with respect to or in exchange for or in replacement of such securities (collectively, the “Registrable Securities”), including the Sponsor, are entitled to make up to three demands that the Issuer register such securities. In addition, the holders of the Registrable Securities, including the Sponsor, have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the Issuer’s consummation of a Business Combination.

Letter Agreement

On February 24, 2021, the Issuer entered into a letter agreement (the “Letter Agreement”) with the Reporting Person and the other parties thereto (collectively, the “Insiders”). Under the Letter Agreement, among other matters, the Insiders agreed with the Issuer: (i) that they will not propose, or vote in favor of, any amendment to the Issuer’s

CUSIP No. 46468P 102	SCHEDULE 13D	Page 5 of 6 Pages

amended and restated certificate of incorporation (“Certificate of Incorporation”) (A) to modify the substance or timing of the Issuer’s obligations with respect to conversion rights as described in the Registration Statement or (B) with respect to any other provision relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides public stockholders with the opportunity to convert their shares upon the approval of any such amendment; (ii) that if the Issuer solicits approval of its stockholders of a Business Combination, the Insiders will vote all shares of Common Stock beneficially owned by them, whether acquired before, in, or after the IPO, in favor of such Business Combination; and (iii) to waive any right to exercise redemption rights with respect to any shares of Common Stock owned or to be owned by them, directly or indirectly (or to sell such shares to the Issuer in a tender offer), whether acquired before, in or after the IPO, and not to seek redemption with respect to such shares in connection with any vote to approve a Business Combination (or sell such shares to the Issuer in a tender offer in connection with such a Business Combination) or any amendment to the Issuer’s amended and restated certificate of incorporation prior thereto.

The foregoing summary of certain terms of the Founder Shares Subscription Agreement, the Private Warrant Subscription Agreement, the Warrant Agreement, the Registration Rights Agreement and the Letter Agreement is not complete and is qualified in its entirety by reference to the full text of the documents, which are incorporated by reference as Exhibits 1-5 to this Schedule 13D.

Except as set forth herein, neither of the Reporting Persons has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. The Reporting Persons intend to review the Reporting Person’s investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board of directors, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to the Reporting Persons’ investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock or warrants and, alone or with others, pursuing discussions with the management, the board of directors, other stockholders of the Issuer and third parties with regard to their investment in the Issuer, and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) - (b) As described in Item 4, the Reporting Persons may be deemed the beneficial owner of 5,067,000 shares of Common Stock, in each case directly held by the Reporting Person, representing approximately 19.3% of the outstanding shares of Common Stock. This does not include shares issuable upon exercise of the Private Warrants because the Private Warrants are not exercisable within the following 60 days.

The aggregate percentage of Common Stock beneficially owned by the Reporting Persons is calculated based upon 26,191,250 shares of Common Stock, as reported by the Issuer in its Form S-1 file number 333-252308.

By virtue of his control of the Sponsor, Mr. Whitehead has the sole power to (i) vote or direct the voting and (ii) dispose or direct the disposition of all of the shares of Common Stock beneficially owned by the Sponsor.

(c) Other than the transactions described in Items 3 and 4 above, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d) Not applicable.

(e) Not applicable.

CUSIP No. 46468P 102	SCHEDULE 13D	Page 6 of 6 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than the agreements described in Item 4 and relationships described in Item 2, as of the date hereof, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

1

Founder Shares Subscription Agreement, dated December 29, 2020, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.6 to the Issuer’s Registration Statement on Form S-1 (File No. 333-252308), filed with the Securities and Exchange Commission on December 29, 2020).

2

Private Placement Warrants Subscription Agreement, dated February 24, 2021, between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021).

3

Warrant Agreement, dated February 24, 2021, between the Issuer and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021).

4

Registration Rights Agreement, dated February 24, 2021, among the Issuer, the Sponsor and certain other securityholders (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021).

5

Letter Agreement, dated February 24, 2021, among the Issuer, the Reporting Persons and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 2, 2021).

6	Joint Filing Agreement, dated as of March 12, 2021, among the Reporting Persons.*

*	Filed herewith.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 12, 2021

Isleworth Healthcare Sponsor I, LLC

By:	/s/ Robert Whitehead
Name: Robert Whitehead
Title: Manager

/s/ Robert Whitehead
Robert Whitehead